Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for FY2019 First Fiscal Quarter

Ended November 30, 2018

FOSHAN, January 17, 2019 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced its unaudited financial results for the first fiscal quarter ended November 30, 2018.

FY2019 First Fiscal Quarter Ended November 30, 2018 Financial Highlights (in comparison to same period of the last fiscal year):

•	Revenue was RMB649.9 million, up 39.7%

•	Gross profit was RMB296.6 million, up 36.8%; gross margin was 45.6% compared to 46.6% in the same quarter of last fiscal year

•	Adjusted gross profit (1) was RMB299.3 million, up 37.6%; adjusted gross margin (1) was 46.1% compared to 46.7% in the same quarter of last fiscal year

•	Operating income was RMB182.2 million, up 32.9%; operating margin was 28.0% compared to 29.5% in the same quarter of last fiscal year

•	Adjusted operating income (2) was RMB191.4 million, up 39.0%; adjusted operating margin (2) was 29.5% compared to 29.6% in the same quarter of last fiscal year

•

Net income was RMB158.3 million, up 32.9%; adjusted net income (3) was RMB167.5 million, up 39.9%; net margin was 24.4% compared to 25.6% in the same quarter of last fiscal year; adjusted net margin (3) was 25.8% compared to 25.7% in the same quarter of last fiscal year

•	Basic and diluted EPS was RMB1.22, up 19.6%; adjusted basic and diluted EPS (4) was RMB1.30, up 27.5%

•	Adjusted EBITDA (5) was RMB217.4 million, up 34.7%; adjusted EBITDA margin (5) was 33.5%, compared to 34.7% in the same quarter of last fiscal year

*	In terms of student enrollment as of August 31, 2018, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2018.
(1)	Adjusted gross profit/(loss) is defined as gross profit/(loss) excluding amortization of intangible assets. Adjusted gross margin is defined as adjusted gross profit/(loss) divided by revenue.
(2)

Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted operating margin is defined as adjusted operating income/(loss) divided by revenue.

(3)

Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.

(4)

Adjusted basic and diluted EPS is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

(5)

Adjusted EBITDA is defined as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; and share-based compensation expense. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

“Bright Scholar continues to perform well as we continue to successfully execute against our strategies” said Jerry He, Bright Scholar’s Chief Executive Officer, “We are pleased with our robust revenue growth of 39.7%, and also adjusted gross profit, adjusted operating income, adjusted EBITDA and adjusted net income increased by 37.6%, 39.0%, 34.7% and 39.9%, respectively, compared to the same quarter of last fiscal year. Our high growth is driven by increased traction in our core businesses and increased revenue contribution from our new business segment. The performance is a reflection of our commitment to quality education and to delivering the best academic results for our students. As of the release date, which is still early in the admission season, approximately 60% of the students in the 2019 graduating class of our international schools have received 356 offers from global top 50 institutions including one from University of Chicago and four from Oxbridge. We expect that many more students will receive offers from these top institutions as the admission cycle continues.”

“The track record of academic success has further strengthened our brand which in turn, drives enrollment and network expansion. The average student enrollment for the first fiscal quarter was 41,423, representing an increase of 22.1% as compared to the first fiscal quarter of 2018, with blended utilization at 70.9%. With the opening of three new kindergartens, our network of schools has increased to 68 as of December 31, 2018.

We continue to make great progress in strategic investments and collaborations, which underpin our plan to accelerate our business growth. As of the release date, we have completed three strategic acquisitions that represent major milestones in expanding our global footprint and enhancing our complementary services. These include our first overseas school, Bournemouth Collegiate School in the UK; the renowned Zhejiang-based art training institution, Hangzhou Impression; and the overseas career counseling company, Chengdu Yinzhe, which owns the famous brand “DreambigCareer”. We have also entered into strategic co-operation with Changchun Normal University. Bright Scholar plans to provide approximately 200 internship positions for and recruit approximately 300 teachers in Changchun Normal University in the next few years. Our deep collaboration with Country Garden is crucial to fast expanding our network deploying an asset-light model. As of December 31, 2018, we have entered into agreements with Country Garden to operate a total of 13 kindergartens and two bilingual schools with a total capacity of approximately 6,900 students.”

“Looking ahead, we expect to expedite our growth by executing our two strategies. First, to pursue our organic growth initiatives in optimizing operation efficiency; improving utilization; broadening service offerings and capitalizing synergistic opportunities from our acquired businesses. Second, to pursue strategic domestic and overseas investments and acquisitions for the acceleration of our business scale. Bright Scholar has the right strategies, service portfolio and people in place to spur the next phase of our growth and we are fully committed to delivering sustainable long-term value for our students, employees, shareholders and other stakeholders.”

2019 FIRST FISCAL QUARTER ENDED NOVEMBER 30, 2018 UNAUDITED FINANCIAL RESULTS

Revenues

Revenue for the first fiscal quarter was RMB649.9 million, representing a 39.7% increase from RMB465.2 million in the same period of the last fiscal year.

The table below sets forth a breakdown of revenues:

	First Fiscal Quarter Ended November 30, 2018	First Fiscal Quarter Ended November 30, 2017	YoY % Change
	(RMB in million)	(RMB in million)
International Schools	218.6	174.6	25.2%
Bilingual Schools	194.0	155.5	24.7%
Kindergartens	137.7	106.2	29.7%
Complementary	99.6	28.9	244.7%

Total	649.9	465.2	39.7%

International Schools: Revenue for the quarter was RMB218.6 million, representing a 25.2% increase from RMB174.6 million. This accounts for 33.6% of total revenues as compared to 37.5% in the same period of last fiscal year. The increase in our revenue generated from international schools was primarily due to a 24.4% increase in the average number of students from 7,227 to 8,993, and a 0.6% increase in the average tuition and fees from RMB24,162 to RMB24,305 during the comparison periods.

Bilingual Schools: Revenue for the quarter was RMB194.0 million, representing a 24.7% increase from RMB155.5 million, accounting for 29.9% of total revenues as compared to 33.4% in the same period of last fiscal year. The increase in our revenue generated from bilingual schools was primarily due to a 17.3% increase in the average number of students from 15,371 to 18,030, and a 6.3% increase in the average tuition and fees from RMB10,116 to RMB10,758 during the comparison periods.

Kindergartens: Revenue for the quarter was RMB137.7 million, representing a 29.7% increase from RMB106.2 million, accounting for 21.2% of total revenues as compared to 22.8% in the same period of last fiscal year. The increase in our revenue generated from kindergartens was primarily due to a 27.2% increase in the average number of students from 11,318 to 14,400, and a 1.9% increase in the average tuition and fees from RMB9,383 to RMB9,562 during the comparison periods. Revenue contribution from Xinqiao kindergartens was RMB11.4 million for the reporting quarter.

Complementary: Revenue for the quarter was RMB99.6 million, representing a 244.7% increase from RMB28.9 million, accounting for 15.3% of total revenues as compared to 6.3% in the same period of last fiscal year. The revenue from Can-Achieve, an international education consulting company, contributed RMB62.4 million to our revenue for the first fiscal quarter ended November 30, 2018.

Cost of Revenues

Cost of revenues for the quarter was RMB353.3 million, representing a 42.2% increase from RMB248.4 million in the same period of the last fiscal year. This was primarily due to an increase in staff costs to RMB223.3 million, as we increased the headcount and the compensation level of teaching staff and instructors to support the expanding network of schools. The average number of teachers and instructors rose across all business lines by 17.0% from 4,012 to 4,693 during the comparison periods.

International Schools: Cost of revenues for the quarter was RMB111.3 million, representing a 25.0% increase from RMB89.0 million in the same period of last fiscal year.

Bilingual Schools: Cost of revenues for the quarter was RMB106.6 million, representing a 20.9% increase from RMB88.1 million in the same period of last fiscal year.

Kindergartens: Cost of revenues for the quarter was RMB68.0 million, representing a 27.1% increase from RMB53.5 million in the same period of last fiscal year.

Complementary: Cost of revenues for the quarter was RMB67.4 million, representing a 278.4% increase from RMB17.8 million in the same period of last fiscal year. The increase was primarily attributed to the inclusion of the cost of RMB38.5 million from Can-Achieve.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit for the quarter was RMB296.6 million, representing a 36.8% increase from RMB216.8 million in the same period of last fiscal year. Gross margin for the quarter was 45.6%, as compared to 46.6% in the same period of last fiscal year.

Adjusted gross profit for the quarter was RMB299.3 million, representing a 37.6% increase from RMB217.4 million in the same quarter of last fiscal year. Adjusted gross margin was 46.1% for the quarter as compared to 46.7% in the same period of last fiscal year.

International Schools: Gross profit for the quarter was RMB107.3 million, representing a 25.3% increase from RMB85.6 million in the same period of last fiscal year. Gross margin for the quarter was 49.1%, as compared to 49.0% in the same period of last fiscal year.

Bilingual Schools: Gross profit for the quarter was RMB87.4 million, representing a 29.7% increase from RMB67.4 million in the same period of last fiscal year. Gross margin for the quarter was 45.0%, as compared to 43.3% in the same period of last fiscal year.

Kindergartens: Gross profit for the quarter was RMB69.7 million, representing a 32.3% increase from RMB52.7 million in the same period of last fiscal year. Gross margin for the quarter was 50.6%, as compared to 49.6% in the same period of last fiscal year.

Complementary: Gross profit for the quarter was RMB32.2 million, representing a 190.5% increase from RMB11.1 million in the same period of last fiscal year. Gross margin for the quarter was 32.3%, as compared to 38.4% in the same period of the last fiscal year. This was primarily due to the decreased gross margin of Elan as a result of incremental staff cost for two new centers and the increased rental cost for compliance with regulation.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

Total selling, general and administrative expenses for the quarter were RMB121.6 million, representing a 51.0% increase from RMB80.6 million in the same period of the last fiscal year. This accounted for 18.7% of total revenues as compared to 17.3% in the same period of last fiscal year. The increase in selling, general and administrative expenses was primarily due to, the increase in the compensation and benefits incurred from additional general and administrative staff members; employee stock ownership plan (“ESOP”) related expenses to retain talent; the increase in marketing expenses for brand promotion; the costs associated with acquisitions and other professional services to support the business growth as a listed company as well as the incremental SG&A expenses incurred from acquired businesses.

Adjusted SG&A expenses (6) for the quarter were RMB115.1 million, representing a 42.9% increase from RMB80.6 million in the same period of last fiscal year. This accounted for 17.7% of total revenues as compared to 17.3% in the same period of last fiscal year.

(6)	Adjusted SG&A Expenses are defined as selling, general and administrative expenses excluding share-based compensation expense.

Operating Income, Operating Margin and Adjusted Operating Income

Operating income for the quarter was RMB182.2 million, representing a 32.9% increase from RMB137.1 million in the same period of last fiscal year. Operating margin for the quarter was 28.0%, as compared to 29.5% in the same period of last fiscal year.

Adjusted operating income for the quarter was RMB191.4 million, representing a 39.0% increase from RMB137.7 million in the same quarter of last fiscal year. Adjusted operating margin was 29.5% for the quarter as compared to 29.6% in the same period of last fiscal year.

Net Income and Adjusted Net Income

Net income for the quarter was RMB158.3 million, representing a 32.9% increase from RMB119.1 million in the same period of last fiscal year.

Adjusted net income for the quarter was RMB167.5 million, representing a 39.9% increase from RMB119.8 million in the same period of last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter were RMB1.22 and RMB1.22, respectively, as compared to RMB1.02 and RMB1.02, respectively, in the same period of the last fiscal year.

Adjusted basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter were RMB1.30 and RMB1.30, respectively, as compared to RMB1.02 and RMB1.02, respectively, in the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB217.4 million, representing a 34.7% increase from RMB161.4 million in the same period of last fiscal year.

Cash and Working Capital

As of November 30, 2018, the Company’s cash and cash equivalents and restricted cash totaled RMB2,428.3 million (US$349.1 million), as compared to RMB3,164.1 million as of August 31,2018.

New Accounting Standards

“New Revenue Accounting Standard”

On September 1, 2018, the Company adopted Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of September 1, 2018. Results for reporting periods beginning September 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. The Company assessed variable consideration included in its complementary education training services and study-abroad consulting service over the expected service period. The cumulative effect of RMB0.4 million was recorded as an adjustment to the opening balance of retained earnings upon the initial adoption.

GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2019

For the 2019 fiscal year, the Company reaffirms its guidance for its average student enrollment to be between approximately 41,600 and 42,000, representing a year-over-year increase between 13% and 15%, and its revenue to be between approximately RMB2,300 million and RMB2,350 million, representing a year-over-year growth between 34% and 37%. The Company also expects five new kindergartens openings for the 2019 fiscal year.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and customer demand, which are all subject to change.

Conference Call

BEDU’s management will host a conference call at 8:00 am US Eastern Time (9:00 pm Beijing/Hong Kong Time) on January 18, 2019 to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-201-203
Hong Kong:	852-301-84992
United States:	1-888-346-8982
Canada Toll Free:	1-855-669-9657
International:	1-412-902-4272

*	No passcode is needed for the call. Please request to join Bright Scholar Education Holdings Ltd.’s call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10127413
Replay End Date:	January 25, 2019

CONVENIENCE TRANSLATION

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed combined and consolidated balance sheets, and the related condensed combined and consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the first fiscal quarter ended November 30, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9558, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on November 30, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on November 30, 2018 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA and adjusted net income/(loss), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets and adjusted gross margin as adjusted gross profit/(loss) divided by revenue. We define adjusted EBITDA as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; and share-based compensation expense and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense and amortization of intangible assets. We define adjusted SG&A as selling, general and administration expense excluding share-based compensation expense and adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Additionally, we define adjusted net earnings per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition, are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held businesses as the related intangibles does not have significant connection to the growth of the business. Therefore we provide additional exclusion of amortization of intangible assets to redefine adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures, including adjusted EBITDA and adjusted net income/(loss), enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income, net; and income tax expense/benefit. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, net; income tax expense/benefit; depreciation and amortization; and share-based compensation expense have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of December 31, 2018, Bright Scholar operated 68 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the first three months of the 2019 school year ended November 30, 2018, Bright Scholar had an average of 41,423 students enrolled at its schools.

*	In terms of student enrollment as of August 31, 2018, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2018.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

Phone: +852 2586 7825

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	November 30,
	2018	2018
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	3,153,852	2,416,531	347,412
Restricted cash	10,229	11,787	1,695
Accounts receivable	809	15,715	2,259
Amounts due from related parties	17,960	17,532	2,520
Other receivables, deposits and other assets	52,457	67,214	9,663
Inventories	9,174	18,354	2,639

Total current assets	3,244,481	2,547,133	366,188

Property and equipment, net	460,485	465,161	66,874
Land use right, net	33,721	33,478	4,813
Intangible assets, net	73,657	70,976	10,204
Goodwill	609,511	609,511	87,626
Long-term investments	204,968	208,744	30,010
Equity method investments	2,313	2,344	337
Other investments	83	83	12
Prepayment for construction contract	2,983	2,424	348
Deferred tax assets, net	18,129	14,468	2,080
Deposits for acquisition	8,854	216,008	31,054
Other non-current assets	7,296	7,440	1,070

Total non-current assets	1,422,000	1,630,637	234,428

TOTAL ASSETS	4,666,481	4,177,770	600,616

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	November 30,
	2018	2018
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Short term loan (including short term loan of the combined and consolidated VIEs without recourse to Bright Scholar Education of nil and nil as of August 31, 2018 and November 30, 2018, respectively)	49,840	49,840	7,165
Accounts payable (including accounts payable of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 37,271 and RMB 76,976 as of August 31, 2018 and November 30, 2018, respectively)	63,602	121,578	17,479
Amounts due to related parties (including amounts due to related parties of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 142,068 and RMB 46,108 as of August 31, 2018 and November 30, 2018, respectively)	157,295	60,948	8,762
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 289,388 and RMB 215,556 as of August 31, 2018 and November 30, 2018, respectively)	335,857	261,741	37,629
Income tax payable (including income tax payable of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 23,886 and RMB 58,271 as of August 31, 2018 and November 30, 2018, respectively)	53,598	81,497	11,716
Current portion of deferred revenue (including deferred revenue of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 936,615 and nil as of August 31, 2018 and November 30, 2018, respectively)	965,152	—	—
Contract liabilities (including contract liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 466,013 as of August 31, 2018 and November 30, 2018, respectively)	—	508,907	73,163
Refund liabilities (including refund liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB nil and RMB 763 as of August 31, 2018 and November 30, 2018, respectively)	—	3,552	511

Total current liabilities	1,625,344	1,088,063	156,425

Deferred tax liabilities, net (including deferred tax liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 14,452 and RMB 13,938 as of August 31, 2018 and November 30, 2018, respectively)	17,067	16,450	2,365
Other non-current liabilities (including non-current liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 7,817 and RMB 7,817 as of August 31, 2018 and November 30, 2018, respectively)	12,471	12,030	1,729

Total non-current liabilities	29,538	28,480	4,094

TOTAL LIABILITIES	1,654,882	1,116,543	160,519

EQUITY
Share capital	9	9	1
Additional paid-in capital	2,469,815	2,328,107	334,700
Statutory reserves	64,945	64,945	9,337
Accumulated other comprehensive income	75,770	108,463	15,593
Accumulated retained earnings	231,036	383,828	55,181

Shareholders’ equity	2,841,575	2,885,352	414,812
Non-controlling interests	170,024	175,875	25,285

Total equity	3,011,599	3,061,227	440,097

TOTAL LIABILITIES AND EQUITY	4,666,481	4,177,770	600,616

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended November 30
	2017	2018
	RMB	RMB	USD
Revenue	465,223	649,852	93,426
Cost of revenue	(248,426)	(353,264)	(50,787)

Gross profit	216,797	296,588	42,639
Selling, general and administrative expenses	(80,563)	(121,634)	(17,487)
Other operating income	876	7,256	1,043

Operating income	137,110	182,210	26,195
Interest income, net	4,536	12,245	1,760
Investment income	5,096	5,440	782
Other expenses	(97)	(1,024)	(147)

Income before income taxes and share of equity in income of unconsolidated affiliates	146,645	198,871	28,590
Income tax expenses	(27,497)	(40,597)	(5,836)
Share of equity in income of unconsolidated affiliates	—	25	4

Net income	119,148	158,299	22,758

Net (loss)/income attributable to non-controlling interests	(359)	5,711	821

Net income attributable to ordinary shareholders	119,507	152,588	21,937

Net earnings per share attributable to ordinary shareholders
-Basic	1.02	1.22	0.18
-Diluted	1.02	1.22	0.18

Weighted average shares used in calculating net earnings per ordinary share:
-Basic	117,250,000	124,884,908	124,884,908
-Diluted	117,250,000	124,945,468	124,945,468

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended November 30
	2017	2018
	RMB	RMB	USD
Net cash used in operating activities	(272,340)	(293,633)	(42,214)
Net cash used in investing activities	(10,138)	(322,804)	(46,408)
Net cash generated from/(used in) financing activities	1,149	(148,219)	(21,309)
Effect of exchange rate changes on cash	3,121	28,893	4,154

Net change in cash and cash equivalents, and restricted cash	(278,208)	(735,763)	(105,777)
Cash and cash equivalents, and restricted cash at beginning of the period	1,896,662	3,164,081	454,884

Cash and cash equivalents, and restricted cash at end of the period	1,618,454	2,428,318	349,107

Reconciliations of GAAP Results and Non-GAAP Results

(Amounts in thousands)

	Three Months Ended November 30
	2017	2018
	RMB	RMB	USD
Gross profit	216,797	296,588	42,639
Add: Amortization of intangible assets	630	2,680	385

Adjusted gross profit	217,427	299,268	43,024

Operating income	137,110	182,210	26,195
Add: Share-based compensation expense	—	6,549	942
Add: Amortization of intangible assets	630	2,680	385

Adjusted operating income	137,740	191,439	27,522

Net income	119,148	158,299	22,758
Add: Share-based compensation expense	—	6,549	942
Add: Amortization of intangible assets	630	2,680	385

Adjusted net income	119,778	167,528	24,085

Net income attributable to ordinary shareholders	119,507	152,588	21,937
Add: Share-based compensation expense	—	6,549	942
Add: Amortization of intangible assets	630	2,680	385

Adjusted net income attributable to ordinary shareholders	120,137	161,817	23,264

Net income	119,148	158,299	22,758
Less: Interest income, net	4,536	12,245	1,760
Add: Income tax expenses	27,497	40,597	5,836
Add: Depreciation and amortization expenses	19,332	24,211	3,481
Add: Share-based compensation expense	—	6,549	942

Adjusted EBITDA	161,441	217,411	31,257

Selling, general and administrative expenses	80,563	121,634	17,487
Less: Share-based compensation expense	—	6,549	942

Adjusted selling, general and administrative expenses	80,563	115,085	16,545

Weighted average shares used in calculating net earnings per ordinary share:
-Basic	117,250,000	124,884,908	124,884,908
-Diluted	117,250,000	124,945,468	124,945,468

Adjusted net earnings per share attributable to ordinary shareholders
-Basic	1.02	1.30	0.19
-Diluted	1.02	1.30	0.19